PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated as of April 28, 2015	Filed Pursuant to Rule 433 Registration Statement No. 333-203670

A. SCHULMAN, INC.

6.00% Cumulative Perpetual Convertible Special Stock

The information in this pricing term sheet relates only to the offering (the “Offering”) of the 6.00% Cumulative Perpetual Convertible Special Stock and should be read together with the preliminary prospectus supplement dated April 27, 2015 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	A. Schulman, Inc., a Delaware corporation.

Title of Securities:	6.00% Cumulative Perpetual Convertible Special Stock, without par value (the “convertible special stock”).

Shares Offered:	110,000 shares of convertible special stock.

Underwriters’ Option to Purchase
Additional Shares of Convertible
Special Stock:	Up to 15,000 shares of convertible special stock.

Trade Date:	April 29, 2015.

Settlement Date:	May 4, 2015.

Liquidation Preference:	$1,000 per share of convertible special stock, plus accumulated but unpaid dividends.

Public Offering Price:	$1,000 per share of convertible special stock, plus accumulated dividends, if any, from May 4, 2015.

Maturity Date:	The convertible special stock has no maturity date and will remain outstanding unless converted by the holders or mandatorily converted by the Issuer.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Commerz Markets LLC
BBVA Securities Inc.
Citigroup Global Markets Inc.
RBS Securities Inc.

CUSIP/ISIN:	808194 302 / US8081943024

Common Stock:	The Issuer’s common stock is listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “SHLM.”

Dividends:	Holders of convertible special stock are entitled to receive, when, as and if declared by the Issuer’s board of directors, cumulative dividends at the rate of 6.00% per annum (the “dividend rate”) on the $1,000 liquidation preference per share of the convertible special stock, payable quarterly in arrears on each dividend payment date. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock of the Issuer or a combination thereof as set forth in the Preliminary Prospectus Supplement. The expected dividend payable on the first dividend payment date, if declared, is $14.50 per share of convertible special stock and on each subsequent dividend payment date, if declared, is expected to be $15.00 per share of convertible special stock.

If dividends are in arrears and unpaid for six or more quarterly dividend periods (whether or not consecutive and including the dividend period beginning on the date of original issuance of the convertible special stock and ending on August 1, 2015, such event a “Dividend Penalty Event”), the dividend rate specified shall be increased by 0.25% to 6.25% per share on the liquidation preference of $1,000 per share of convertible special stock (the “Penalty Rate”). The Penalty Rate shall remain in effect until all accrued but unpaid dividends on the convertible special stock have been paid in full, at which time the dividend rate shall revert to the rate of 6.00% per share on the liquidation preference of $1,000 per share of convertible special stock for the next occurring dividend payment period and shall remain at 6.00% unless and until a subsequent Dividend Penalty Event shall occur.

Dividend Payment Dates:	February 1, May 1, August 1 and November 1, commencing on August 1, 2015.

Dividend Record Dates:	January 15, April 15, July 15 or October 15, as the case may be, immediately preceding the relevant dividend payment date.

NASDAQ Closing Sale Price of the
Issuer’s Common Stock on
April 28, 2015:	$41.86 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 25.00% above the NASDAQ closing sale price of the Issuer’s common stock on April 28, 2015.

Initial Conversion Rate:	19.1113 shares of the Issuer’s common stock per share of convertible special stock.

Initial Conversion Price:	Approximately $52.33 per share of the Issuer’s common stock.

Use of Proceeds:	The Issuer expects to receive net proceeds from the Offering of approximately $106,200,000 (or $120,750,000 if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Offering to fund the proposed acquisition of HGGC Citadel Plastics Holdings, Inc., (the “Acquisition”) and to pay transaction-related fees and expenses.

In the event the Issuer does not consummate the Acquisition, the Issuer intends to use the net proceeds from the Offering for general corporate purposes, including, without limitation, the repayment of indebtedness.

Mandatory Conversion:	As described in the Preliminary Prospectus Supplement, at any time on or after May 1, 2020, the Issuer may give notice of its election to cause all outstanding shares of the convertible special stock to be automatically converted into shares of its common stock, if (among other conditions specified in the Preliminary Prospectus Supplement) the “closing sale price” (as defined in the Preliminary Prospectus Supplement) of the Issuer’s common stock equals or exceeds 150% of the conversion price then in effect for at least 20 “trading days” (as defined in the Preliminary Prospectus Supplement) (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, ending on, and including, the trading day immediately preceding the business day on which the Issuer issues a press release announcing the mandatory conversion of the convertible special stock, in which case each holder will receive, for each share of convertible special stock being converted, a number of shares of the Issuer’s common stock equal to the conversion rate.

Make-Whole Premium Upon a
Fundamental Change:	If the Issuer undergoes a “fundamental change” (as defined in the Preliminary Prospectus Supplement) and a holder converts its convertible special stock at any time during the period beginning at the open of business on the trading day immediately following the effective date of such fundamental change and ending at the close of business on the 30th trading day immediately following such effective date, the holder will receive, for each share of convertible special stock surrendered for conversion, the greater of:

•        a number of shares of the Issuer’s common stock equal to the sum of (i) the conversion rate and (ii) the “make-whole premium,” if any, as calculated and described below and under “Description of convertible special stock— Determination of the make-whole premium” in the Preliminary Prospectus Supplement. Notwithstanding the foregoing, the number of shares of common stock as described in this bullet will not exceed 35.8337 shares of common stock per share of convertible special stock (subject to adjustment in the same manner as the conversion rate), which is equal to the $1,000 liquidation preference, divided by 66 2⁄3% of the closing sale price of our common stock on April 28, 2015; and

•        a number of shares of the Issuer’s common stock equal to the conversion rate which will be increased to equal (i) the sum of the $1,000 liquidation preference plus all accumulated and unpaid dividends to, but excluding, the settlement date (as defined in the Preliminary Prospectus Supplement) for such conversion, divided by (ii) the average of the closing sale prices of the Issuer’s common stock for the five consecutive trading days ending on the third business day prior to such settlement date. Notwithstanding the foregoing, the conversion rate as adjusted as described in this bullet will not exceed 35.8337 shares of common stock per share of convertible special stock (subject to adjustment in the same manner as the conversion rate as described in the Preliminary Prospectus Supplement), which is equal to the $1,000 liquidation preference, divided by 66 2⁄3% of the closing sale price of the Issuer’s common stock on April 28, 2015.

See “Description of convertible special stock—Special rights upon a fundamental change” and “Description of convertible special stock—Determination of the make-whole premium” in the Preliminary Prospectus Supplement.

Determination of the Make-
Whole Premium:	The following table sets forth the number of additional shares of the Issuer’s common stock per share of convertible special stock that is converted following the effective date of a fundamental change and prior to the “special rights end date” (as defined in the Preliminary Prospectus Supplement) as described in the Preliminary Prospectus Supplement, based on the “effective date” and the “stock price” (each as defined in the Preliminary Prospectus Supplement) paid (or deemed to be paid) per share of the Issuer’s common stock in such fundamental change:

	Stock Price(1)
Effective Date	$41.86	$45.00	$52.33	$60.00	$70.00	$78.50	$90.00	$100.00	$110.00	$130.00	$150.00
May 4, 2015	4.7778	4.4380	3.2642	2.4092	1.6465	1.1965	0.7700	0.5120	0.3253	0.0919	0.0000
May 1, 2016	4.7778	4.3185	3.1413	2.2920	1.5445	1.1100	0.7041	0.4619	0.2882	0.0735	0.0000
May 1,2017	4.7778	4.1886	2.9952	2.1429	1.4071	0.9899	0.6105	0.3898	0.2346	0.0471	0.0000
May 1, 2018	4.7778	4.0677	2.8385	1.9648	1.2275	0.8262	0.4797	0.2893	0.1610	0.0126	0.0000
May 1, 2019	4.7778	3.9820	2.6955	1.7622	0.9819	0.5839	0.2806	0.1397	0.0568	0.0000	0.0000
May 1, 2020 and thereafter	4.7778	4.0322	2.6400	1.6467	0.7155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1) The stock prices set forth in the table above will be adjusted as of any date on which the conversion rate is adjusted. The adjusted stock prices will be equal to the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares in the table above will be adjusted in the same manner and at the same time as the conversion rate as set forth under “Description of convertible special stock—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $41.86 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate.

Lock-Up Exclusion:	Shares of our Common Stock held by Barington Companies Equity Partners, L.P., an affiliate of one of our directors, will not be subject to a lock-up agreement. According to Form 4 such shares constitute less than 1% of our outstanding Common Stock.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus dated April 27, 2015 and the Preliminary Prospectus Supplement dated April 27, 2015) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request them by contacting:

J.P. Morgan Securities LLC by mail at J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Equity Syndicate Desk, or by phone at 1-866-803-9204; or Merrill Lynch, Pierce, Fenner & Smith Incorporated by phone at 1-866-500-5408 or via email at dg.prospectus_requests@baml.com.

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